WOODSIDE

AUSTRALIAN ENERGY

04 FEB 19 AM 7:21

2 February 2004

04012976

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside concludes Mauritania transaction, lodged with the Australian Stock Exchange on 2 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

dlw 2/20

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 2 FEBRUARY 2004
10:30AM (WST)

1954 50 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE CONCLUDES MAURITANIA TRANSACTION

Woodside Petroleum Ltd. advises that it has concluded the acquisition of Agip Mauritania B.V. and on-selling arrangements associated with the transaction.

On 17 December 2003, Woodside announced that it had agreed to acquire Agip Mauritania B.V., holder of a 35% interest in each of Production Sharing Contract Area A, which contains the Banda discovery, and Production Sharing Contract Area B, which contains the Chinguetti and Tiof discoveries. Agip Mauritania B.V. was a wholly owned subsidiary of the Italian oil and gas company, ENI Exploration B.V. and has now been renamed WEL Mauritania B.V.

As part of this acquisition, Woodside had agreed to on-sell to the remaining joint venturers in each contract area their pro rata share of the interest being acquired from ENI.

The transactions having now been concluded, the equity in the Mauritania production sharing contracts is:

Company	PSC A		PSC B	
	Pre-sale %	Post-sale %	Pre-sale %	Post-sale %
Woodside Mauritania	35.0	35.0	35.0	35.0
WEL Mauritania B.V (previously Agip Mauritania B.V)	35.0	18.846	35.0	18.846
Hardman	21.6	37.384	24.3	33.23
Fusion Mauritania A	6.0	4.615	-	-
Fusion Mauritania B	-	-	3	9.231
ROC Oil	2.7	4.155	2.4	3.693

ANTHONY NIARDONE
Assistant Company Secretary